EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2012

(In thousands)

Earnings
Net income before minority interest	$65,306
Equity earnings	(9,079)
Income distribution from equity investees	7,146
Minority interest in pretax income	(3,585)
Amortization of capitalized interest	527
Federal and state income taxes	39,435
Fixed charges	21,382
Total Earnings as Defined	$121,132

Fixed Charges
Interest expense on long-term debt and other	$18,929
Interest on rentals*	1,078
Amortization of debt issuance costs	671
AFUDC - borrowed funds	704
Total Fixed Charges	$21,382

Ratio of Earnings to Fixed Charges	5.67X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.